Filed in the Office of	Business Number C18211-2002
FVAguilar	Filing Number 20254815085
Secretary of State State Of Nevada	Filed On 04/10/2025 17:25:07 PM
	Number of Pages 4

CERTIFICATE OF AMENDMENT TO AR
INCORPORATION TO EFFECT FORWARD STOCK SPLIT

PARKS AMERICA, INC., a corporation organized and existing under and by virtue of the Nevada Revised Statutes (the "Corporation"),

DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Parks America, Inc. The original Articles of Incorporation of the Corporation were filed with the Nevada Secretary of State on July 17, 2002 and Amended Articles of Incorporation were filed with the Nevada Secretary of State on January 26, 2004.

SECOND: The Articles of Incorporation have been duly adopted in accordance with Section 78.390 of the Nevada Revised Statutes (the "Revised Statutes") and by the written consent of the Corporation's stockholders in accordance with Sections 78.320 and 78.390 of the Revised Statutes.

THIRD: To accomplish the foregoing Amendment to the Articles of Incorporation of the Corporation, ARTICLE IV-A of the Articles of Incorporation of the Corporation, as amended, shall be deleted in its entirety and replaced with the following:

"ARTICLE IV-A: Effective as of 5:01 p.m. (Eastern Time Zone) on April 25, 2025 (thc "Effective Time"), each share of the Corporation's Common Stock (or fraction thereof) issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified, changed, and converted (the "Forward Split") into 5 validly issued, fully paid, and non-assessable shares of Common Stock without increasing or decreasing the par value of each share of Common Stock and without increasing or decreasing the authorized number of shares of Common Stock; *provided, however*, no fractional share interests shall be issued as a result of the Forward Split to any person and, in lieu of such fractional share interests (collectively, "Fractional Shares"), any such holder shall be entitled, upon the Effective Time, to receive a cash payment (without interest) for such holder's Fractional Shares in amount equal to such holder's Fractional Shares multiplied by the Fractional Share Value (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereaftcr represent that number of shares of post-Forward Split Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The Forward Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. As used herein, "Fractional Share Value" shall mean the average of the closing sales prices of the Common Stock quoted on the National Quotation Bureau pink sheets for the five consecutive trading days immediately preceding the effective date of the Forward Split (with such average closing sales prices being adjusted to give effect to the one-for-500 reverse split effected on the date of filing this amendment to the Corporation's Articles of Incorporation with the Secretary of State of the State of Nevada and the Forward Split).

FOURTH: That, pursuant to resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with the Nevada Revised Statues, at which meeting the neccssary number of shares as required by applicable law was voted in favor of the Amendment.

FIFTH: That said Amendment was duly adopted in accordance with the Nevada Revised Statues.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Articles of Incorporation to be executed on this 1st day of April, 2025.

PARKS AMERICA, INC.

By: Geoffrey Gannon
Name: *Geoffrey Gannon*
Title: President